

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

Shai Shemesh
Chief Financial Officer
IM Cannabis Corp.
Kibbutz Glil Yam
Central District, Israel 4690500

> **Re: IM Cannabis Corp.**
> **Form 40-F filed April 4, 2022**
> **File No. 001-40065**

Dear Mr. Shemesh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences